June 5, 2007

VIA EDGAR Securities and Exchange Commission Office of Rulemaking, Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attention: Mr. Max A. Webb

Re:	IndyMac MBS, Inc.
Registration Statement on Form S-3
Filed February 14, 2007
File No.333-140726

Dear Mr. Webb:

On behalf of IndyMac MBS, Inc. (the “Company”), we transmit for filing under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 2 to the Registration Statement on Form S-3, Registration No. 333-14076.  Changes were made to the base prospectus and forms of prospectus supplement filed on February 14, 2007 as part of the Registration Statement on Form S-3.  We respond below to the Staff's comments contained in your letter of March 14, 2007.  For your convenience, each paragraph is numbered to correspond with the comment to which it responds.

Registration Statement on Form S-3

General

COMMENT:

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Sidley Austin LLP  is limited liability partnershiup practicing in affiliation with other Sidley Austin partnership

JUNE 5, 2007 PAGE 2	NEW YORK

RESPONSE:

We confirm on behalf of the Company that to the extent the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor (as defined in Item 1101 of Regulation AB (17 CFB 229.1101)) is or was at any time during the twelve calendar months preceding the filing of the registration statement subject to the requirements of Section 12 of 15(d) of the Exchange Act (15 U.S.C. 78l or 78o(d)) with respect to a class of asset-backed securities involving the same asset class, the depositor and each such issuing entity have filed all material required to be filed regarding the related asset-backed securities pursuant to Section 13, 14 or 15(d) of the Exchange Act (15 U.S.C. 78m, 78n or 78o(d)) for such period (or such shorter period that each such entity was required to file such materials).  Such material has been filed in a timely manner, except as otherwise permitted under General Instruction I.A.4. of Form S-3.  The CIK codes of the affiliate of the Company that has offered a class of asset-backed securities involving residential mortgage-backed securities is 0001060764 for IndyMac ABS, Inc.

COMMENT:

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  Refer to Item 1100(f) of Regulation AB.

RESPONSE:

All material terms to be included in the finalized agreements will be disclosed in the final 424(b) prospectus.

COMMENT:

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

RESPONSE:

We confirm on behalf of the Company that the Company will file unqualified legality and tax opinions at the time of each takedown.

JUNE 5, 2007 PAGE 3	NEW YORK

COMMENT:

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

RESPONSE:

On behalf of the Company, we confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Base Prospectus

Risk Factors, page 5

COMMENT:

5.
Please update the risk factor section to discus the current conditions in the housing market.  Include in this discussion, the recent increases in payment defaults and foreclosures, the changes in real estate values and the impact of non-conventional mortgages in that regard.  If applicable, also address the inability of mortgage loan originators to repurchase mortgage loans in accordance with the agreements as a result of financial difficulties, bankruptcies, etc.

RESPONSE:

The Company’s affiliate, IndyMac Bank, F.S.B. (“IndyMac”), regularly monitors developments in the United States residential housing market in connection with its mortgage lending operations. IndyMac uses that information to formulate its underwriting standards and to develop mortgage products.  IndyMac provides representatives of the Company with information regarding the housing market, and that information is used by the Company in formulating disclosure for the prospectus supplement.

In response to your comment, the Company reviewed the risk factors that are currently contained in its base prospectus and prospectus supplements.  The Company’s

JUNE 5, 2007 PAGE 4	NEW YORK

prospectus contains risk factors that identify specific risks raised by particular product types, including risk factors relating to loans with interest-only periods, loans with balloon payments, and loans secured by junior liens.1  In addition, the Company indicated in the base prospectus under “Risk Factors—Nature of Mortgages—Declines in Property Value May Adversely Affect You” that declines in property values may increase the risk of losses.2  The Company also provides static pool information so that investors can monitor the historical delinquencies and losses in the Company’s prior securitizations.

In light of the Staff’s comment, the Company has decided to include the disclosure that is attached to Exhibit C to this letter, and this disclosure has been included in the forms of prospectus supplement included in Pre-Effective Amendment No. 2 to the Registration Statement. The Company will continue to closely monitor the market and its products and update its risk factor disclosure as appropriate.

COMMENTS 6 THROUGH 24:

Comments 6 through 24 are to the form of prospectus supplement for reverse mortgages.  Your comments raised some questions and issues that the Company needs to address internally.  Accordingly, the Company is withdrawing the form of prospectus supplement for reverse mortgages at this time.

* * * * *

Please contact me at 212-839-5395 or efine@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Edward J. Fine
Edward J. Fine

1 Exhibit A attached to this letter contains the text of the risk factors referred to in this sentence.
2 Exhibit B attached to this letter contains the text of the risk factors referred to in this sentence.

JUNE 5, 2007 PAGE 5	NEW YORK

Exhibit A

Page S-20 of Form of Prospectus Supplement:

Your Yield Will Be Affected by the Interest-Only Feature of Some of the Mortgage Loans

Approximately [        ]% of the mortgage loans by cut-off date pool principal balance of the mortgage loans require, and any subsequent mortgage loans may require, monthly payments of only accrued interest for the first [2][3][5][10][15] years after origination.  During the interest only period, the borrower is not required to pay any principal on the borrower’s loan, and therefore, less principal will be available for distribution to certificateholders than would be the case if the mortgage loans amortized as of their first payment dates.  In addition, assuming that borrowers of interest only mortgage loans make only their required monthly payments, at the end of the interest only period, interest only mortgage loans will have larger outstanding principal balances than mortgage loans with the same mortgage rate and original principal balance that amortize as of their first payment date.  Accordingly, interest only mortgage loans may have a higher risk of default after the interest only period due to the increased monthly payment necessary to amortize fully the mortgage loan over its remaining term to maturity.

Investors should consider the fact that during its interest only period, the monthly payment on an interest only loan with the same mortgage rate and monthly payment as a mortgage loan that is fully amortizing as of its first payment date would support a higher principal balance than that of the fully amortizing mortgage loan.  Accordingly, during the interest only period, interest only mortgage loans may be less likely to prepay since the perceived benefits from refinancing may be less than if the mortgage loans were fully amortizing. As the interest only period approaches its end, however, these mortgage loans may be more likely to be refinanced in order to avoid higher monthly payments necessary to amortize fully the mortgage loans.

Interest only mortgage loans also may involve a greater degree of risk because if the related mortgagor defaults its outstanding principal balance will be higher than for an amortizing mortgage loan.

Page 6 of Base Prospectus:

  Losses on Balloon Payment Mortgages Are Borne by You

Some of the underlying loans may not be fully amortizing over their terms to maturity and, thus, will require substantial principal payments (that is, balloon payments) at their stated maturity. Loans with balloon payments involve a greater degree of risk than fully amortizing loans because typically the borrower must be able to refinance the loan or sell the property to make the balloon payment at maturity. The ability of a borrower to do this will

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depend on factors such as mortgage rates at the time of sale or refinancing, the borrower’s equity in the property, the relative strength of the local housing market, the financial condition of the borrower, and tax laws. Losses on these loans that are not otherwise covered by a credit enhancement will be borne by the holders of one or more classes of securities.

Pages 7-8 of Base Prospectus:
  Junior Liens

The mortgages and deeds of trust securing the closed-end second-lien loans will be, the home equity line of credit loans and home improvement contracts will primarily be, and other loans may be junior liens subordinate to the rights of the related senior mortgage(s) or deed(s) of trust.  Accordingly, the proceeds from any liquidation, insurance policy or condemnation proceeding will be available to satisfy the outstanding balance of the junior lien only to the extent that the claims of the related senior mortgagees have been satisfied in full, including any related foreclosure costs. In addition, if a junior mortgagee forecloses on the property securing a junior mortgage, the junior mortgagee will have to foreclose subject to any senior mortgage and must take one of the following steps to protect its interest in the property:

•	pay the senior mortgage in full at or prior to the foreclosure sale, or

•	assume the payments on the senior mortgage if the mortgagor is in default under that mortgage.

Unless the servicer is obligated under the applicable agreement to advance such funds, the issuing entity may effectively be prevented from foreclosing on the related property because it will not have sufficient funds to satisfy any senior mortgages or make payments due to any senior mortgagees.

Some states have imposed legal limits on the remedies of a secured lender in the event that the proceeds of any sale under a deed of trust or other foreclosure proceedings are insufficient to pay amounts owed to that secured lender. In some states, including California, if a lender simultaneously originates a loan secured by a senior lien on a particular property and a loan secured by a junior lien on the same property, that lender as the holder of the junior lien may be precluded from obtaining a deficiency judgment with respect to the excess of:

•	the aggregate amount owed under both the senior and junior loans, over

•	the proceeds of any sale under a deed of trust or other foreclosure proceedings.

See “Certain Legal Aspects of the Loans−Anti-Deficiency Legislation; Bankruptcy Laws; Tax Liens.”

JUNE 5, 2007 PAGE 7	NEW YORK

Exhibit B
Page 8 of Base Prospectus
  Nature of Mortgages
Declines In Property Values
May Adversely Affect You

The value of the properties underlying the loans held in the issuing entity may decline over time.  Among the factors that could adversely affect the value of the properties are:

•	an overall decline in the residential real estate market in the areas in which they are located,

•	a decline in their general condition from the failure of borrowers to maintain their property adequately, and

•	natural disasters that are not covered by insurance, such as earthquakes and floods.

If property values decline, the actual rates of delinquencies, foreclosures, and losses on all underlying loans could be higher than those currently experienced in the mortgage lending industry in general. These losses, to the extent not otherwise covered by a credit enhancement, will be borne by the holder of one or more classes of securities.

JUNE 5, 2007 PAGE 8	NEW YORK

Exhibit C

Recent Developments in the Residential Mortgage Market May Adversely Affect the Performance and Market Value of Your Securities

Recently, the residential mortgage market in the United States has experienced a variety of difficulties and  economic conditions that may adversely affect the performance of the mortgage loans.  Delinquencies and losses with respect to residential mortgage loans generally have increased in recent months, and may continue to increase, particularly in the subprime sector.  Housing prices in many states have declined or stopped appreciating, after extended periods of significant appreciation.  Decreasing or static housing prices will increase delinquencies and losses on the mortgage loans relative to delinquencies and losses when housing prices are increasing.

[In periods when the applicable index is increasing or because of the prior application of periodic caps, the monthly payments for borrowers with adjustable rate mortgage loans will increase on each payment adjustment date.  Delinquency rates may increase when monthly payments on the mortgage loans increase. ]

[Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates.  A decline in housing prices may also leave borrowers with insufficient equity in their homes to permit them to refinance.  For mortgage loans with prepayment charges, the amount of the prepayment charge will increase the cost of refinancing.  Borrowers who intend to sell their homes on or before the expiration of the fixed rate periods on their mortgage loans may find that they cannot sell their properties for an amount equal to or greater than the unpaid principal balance of their loans.  These events, alone or in combination, may contribute to higher delinquency rates.]

[The mortgage loans in the issuing entity include sub-prime mortgage loans.  You should consider that the general market conditions discussed above may adversely affect the performance and market value of your certificates.]

[In addition, numerous residential mortgage loan originators that originate sub-prime mortgage loans have recently experienced serious financial difficulties and, in some cases, bankruptcy.  Those difficulties have resulted in part from declining markets for mortgage loans as well as from claims for repurchases of mortgage loans previously sold under provisions that require repurchase.

JUNE 5, 2007 PAGE 9	NEW YORK

in the event of early payment defaults, or for material breaches of representations and warranties made on the mortgage loans, such as fraud claims.  The inability to repurchase these loans in the event of early payment defaults or breaches of representations and warranties may also affect the performance of your certificates.]

Investors should note that delinquencies generally have been increasing with respect to securitizations sponsored by IndyMac Bank, F.S.B.  See “Static Pool Data” in this prospectus supplement and the internet website referenced in that section for delinquency and loss information regarding certain prior securitized pools of IndyMac Bank, F.S.B.

Numerous laws, regulations and rules related to the servicing of mortgage loans, including foreclosure actions, have been proposed recently by federal, state and local governmental authorities.  If enacted, these laws, regulations and rules may result in delays in the foreclosure process, reduced payments by borrowers or increased reimbursable servicing expenses, which are likely to result in delays and reductions in the distributions to be made to certificateholders.  Certificateholders will bear the risk that these future regulatory developments will result in losses on their certificates, whether due to delayed or reduced distributions or reduced market value.